December 5, 2008

David R. Humphrey
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C., 20549

Re:	Ultrapetrol (Bahamas) Limited
Form 20-F for the Year Ended December 31, 2007

On behalf of Ultrapetrol (Bahamas) Limited (the “Company”), we hereby submit the Company’s responses to your letter of October 29, 2008.  By way of background, the Company filed its annual report for the period ending December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2008.  By letter dated July 29, 2008, the Staff of the Commission (the “Staff”) provided comments to the Company’s 2007 Annual Report (the “First Comment Letter”).  The Company provided a response to the Staff on August 25, 2008 (the “Response Letter”).  The Staff provided additional comments to the Company’s 2007 Annual Report on October 29, 2008 (the “Second Comment Letter”).  The comments of the Second Comment Letter, together with the Company’s responses to them, are set forth below.

Form 20-F for the fiscal year ended December 31, 2007

Item 3-Key Information 7

A-Selected Financial Data, page 6

1.
We note your response to our prior comments 1.  However, your response appears to indicate that segment EBITDA is one several measures used by management in assessing segment performance and allocating resources. In this regard, paragraph 30 of SFAS 131 states that the reported measure shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprises consolidated financial statements, which in most circumstances would be US GAAP.  As previously stated, you have appropriately selected segment operating profit (a measure consistent with US GAAP) as the measure reported to the chief operating decision maker in your segment disclosures in Footnote 14 to your financial statements.  Please also report and use that same measure in MD&A and elsewhere throughout the filing for consistency, clarity and to comply with SFAS 131.  In this regard, please note that we will accept the presentation of an otherwise “non-GAAP” segment profitability measure in the filing only when it is the sole measure of segment profit or loss reported to the CODM for purposes of allocating resources to the segment and assessing its performance.  Your attention is invited to Item 18 of the FAQ regarding the use of non-GAAP financial measures dated June 13, 2003 as prepared by staff members of the division of corporation finance for guidance.  Therefore, please omit the table of segment EBITDA on page 8 as previously requested.  We will not object if you wish to show operating profit or loss for each segment in a manner consistent with the segment information presented in Footnote 14 of your financial statements.  Please revise accordingly.

Response:	The Company will refrain from including segment EBITDA in the Company’s future filings of Form 20-F or registration statements filed with the SEC.

However, the Company believes that it is acceptable to present segment EBITDA as a non-GAAP measure in its Forms 6-K furnished to the Commission.

Form 20-F was amended to incorporate Item 10 of Regulation S-K to make foreign private issuers subject to the same requirements as domestic issuers with respect to the use of non-GAAP financial measures in filings with the Commission of Form 20-F.   See “Final Rule: Conditions for Use of Non-GAAP Financial Measures,” Rel.No. 33-8176 (Jan. 22, 2003) (the “Final Rule”).  Footnote 39 to the Final Rule states “Item 10 of Regulation S-K will not apply to materials submitted to the Commission on Form 6-K. However, if the information in the Form 6-K is incorporated by reference into a registration statement, prospectus or annual report, Item 10 of Regulation S-K would then apply to that information”.

Accordingly, it is the Company’s intent to continue to include segment EBITDA in its Forms 6-K furnished to the Commission.  The Company will not include segment EBITDA in any Form 6-K incorporated by reference into a registration statement.

2.
As previously stated, it was our understanding that the Company believed “the presentation of EBITDA is a useful measure of its liquidity and that it presents useful information to investors regarding the Company’s ability to incur and service indebtedness.”  However, you currently state that you believe the presentation of EBITDA “provides useful information to investors to measure our performance. . .”  If you are presenting EBITDA as a performance measure, you have not adequately met the burden of supporting your conclusion that such a non-GAAP financial measure is useful to investors.  Your current response is not sufficiently detailed and specific to support the elimination of recurring items from a non-GAAP measure of performance.  Your attention is again invited to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for guidance.  If you continue to believe that the presentation of this non-GAAP financial measure is useful and acceptable as an alternative performance measure, please discuss each individual line item within your reconciliation and provide detailed support for its elimination from your reconciliation.  That is, for each line item please explain why it is useful and preferable to investors to eliminate that particular line item when measuring performance.  We may have further comments upon review of your response.

Response:
In light of the Staff comment, the Company will refrain from referring to EBITDA as a performance measure in its future filings (both Form 20-F and Forms 6-K). Such reference was already eliminated in the Company’s most recently filed 6K.

3.
If you are presenting EBITDA as a liquidity measure as you previously represented to us, please reconcile it to cash flows from operating activities rather than to net income.  Your attention is again invited to Question 15 of the above referenced FAQ dated June 13, 2003 for guidance.  In this regard, you state in your response that EBITDA is disclosed as part of a covenant requirement attributable to your 2014 Notes Indenture agreement.  If true, we would normally consider this measure to constitute a non-GAAP measure of liquidity.  As such we would expect it to be reconciled to cash flows from operating activities.  Please revise and advise, as appropriate.  We may have further comments upon review of your response.

Response:
As further discussed in the Company’s response to comment # 2 of the First Comment Letter, the Company continues to believe that presentation of EBITDA provides useful information to investors regarding the Company’s ability to incur and service its indebtedness.

As previously indicated in its prior response to the First Comment Letter, the Company’s 9% First Preferred Ship Mortgage Notes Due 2014 Indenture (“2014 Notes Indenture”) contains reporting covenants that require the Company to disclose in reasonable detail its calculation of EBITDA for the twelve-month period ended as of the end of each fiscal year or each fiscal quarter, as applicable.

In light of the Staff’s comment, the Company will include in its future filings a reconciliation of net cash provided by operating activities to consolidated EBITDA rather than a reconciliation of net income to consolidated EBITDA.

4.
We assume that the Indenture Agreement to which you refer was filed on January 24, 2005 as Exhibit 4.3 to your Form S-4 (File No. 333-122254).  If our assumption is not correct, please tell us where the agreement may be found.  Please also indicate the exact location, within the document, of the definition of EBITDA for purposes of this agreement.  In addition, indicate the location of the covenant that outlines the reporting requirements with regard to the nature and location of the EBITDA disclosures in your Form 20-F and/or in other filed documents.

Response:	The Staff reference to the Company’s 2014 Notes Indenture location is correct.

The covenant contained in the Company’s 2014 Notes Indenture requiring disclosure of the EBITDA and the related definition of EBITDA can be found in Section 4.02, SEC Reports and Section 1.01, Definitions, respectively, of the Exhibit 4.3 to the above-referenced Form S-4.

In addition, for the convenience of the Staff, this information is attached hereto as Exhibit A.

Item 18-Financial Statements

Notes to the Financial Statements

Note 7 – Financial Instruments

Forward Freight Agreements (“FFAs”), page 24

5.
We note your response to our prior comment 4.  While your response indicates that the rates in your time charter contracts are tied to the C4TC Index, it is not clear in what manner your rates are tied to the C4TC Index.  If the C4TC Index is merely a component of your time charter rate calculations, making the assumption that the hedging relationship would be highly effective at the time of inception appears incorrect.  Therefore, please clarify for us whether the C4TC Index is component used by management to arrive at time charter rates charged to customers or if your rates are based on the C4TC Index at a point in time.

Response:
The Company confirms to the Staff that the rates charged to its customers under the time charter contracts are equal to the daily quotation of the C4TC Index less a fixed discount of approximately 21%. Consequently, under those charters the C4TC index is not merely a component of our time charter calculations but (after applying the agreed discount) the actual hire which is paid to the Company.

6.
Please significantly expand your related disclosures in Critical Accounting Policies and elsewhere throughout the filing, as appropriate, to include a more detailed discussion of your hedging program, comparable to the information in your response.

Response:	The Company takes note of the Staff’s comment and informs the Staff that the Company will provide expanded disclosures related to the Company’s hedging program in future filings of its Form 20-F.

We trust that the information provided in this letter addresses the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

/s/ Larry Rutkowski
Larry Rutkowski

cc:	Juan Migone
Margery Reich

Exhibit A
EXTRACT FOR THE COMPANY´S 2014 NOTES INDENTURE

The relevant parts are underlined for the Staff’s convenience

ARTICLE 4.  Covenants

SECTION 4.02. SEC Reports.

The Company shall file with the Trustee and provide Securityholders, within 15 days after it files them with the SEC, copies of its annual report and the information, documents and other reports which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (if any). Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act applicable to a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), the Company shall file with the SEC and furnish to the Trustee and Securityholders (i) within 120 days from the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year, and (ii) within 45 days from the end of each of the first three quarters in each fiscal year, quarterly reports on Form 6-K containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders' equity and cash flows) and Management's Discussion and Analysis of Financial Condition and Results of Operations for and as of the end of each of such quarters (with comparable financial statements for such quarter of the immediately preceding fiscal year). In each such report, the Company shall disclose in reasonable detail its calculation of EBITDA for the twelve-month period ended as of the end of such fiscal year or such fiscal quarter, as applicable. The Company also shall comply with the other provisions of TIA ss.314(a).

ARTICLE 1.  Definitions and Incorporation by Reference

SECTION 1.01. Definitions

"EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense of the Company and its consolidated Restricted Subsidiaries, (b) depreciation expense of the Company and its consolidated Restricted Subsidiaries, (c) amortization expense (including amortization of dry dock expense) of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and (d) all other noncash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such noncash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders; provided, however, that, for purposes of the definition of Consolidated Coverage Ratio, EBITDA for a period attributable to a Mortgaged Vessel subject to a Bareboat Charter shall be limited to the product of the EBITDA Portion and the Bareboat Charter Funds received in respect of such Mortgaged Vessel during such period.

The Company supplementally advises the Staff that all of the consolidated subsidiaries qualified as consolidated Restricted Subsidiaries under the terms of the Company’s 2014 Notes Indenture since the issuance of the 2014 Notes.

5 December, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C., 20549

Re:	Ultrapetrol (Bahamas) Limited

  Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that

(i)	The registrant is responsible for the adequacy and accuracy of the disclosures in its filings,

(ii)	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)
the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the Staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

ULTRAPETROL (BAHAMAS) LIMITED

By:	/s/ Len Hoskinson
Name:	Len Hoskinson
Title:	Chief Financial Officer

Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas
P.O. Box SS-19084, Nassau, Bahamas
Telephone (242) 364-4755   Telefax (242) 502-5250